August 6, 2007

Michele M. Anderson
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E, Mail Stop 3720
Washington, DC 20549

Re: PHH Corporation
       Preliminary Proxy Statement on Schedule 14A
       Filed June 18, 2007
       File No. 1-07797

Dear Ms. Anderson:

     This letter is submitted on behalf of PHH Corporation (the “Company”) in response to the comments that you provided on behalf of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the SEC on June 18, 2007(the “Preliminary Proxy Statement”) and as set forth in your letter to the Company dated July 18, 2007.

     The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the staff’s letter. In response to the Staff’s comments, the Company is filing today via EDGAR Amendment No. 1 to the Preliminary Proxy Statement (the “Revised Proxy Statement”). For your convenience, your comments have been reproduced in bold below, together with the responses.

Proposal No. 1: The Merger, page 19

Background of the Merger, page 19

1.	We note your brief discussion, on page 20, of the alternatives the board considered, including a possible spin-off or sale of one or the other of your businesses. Please expand your discussion of the alternatives to provide more specific disclosure of why the alternatives the board considered were rejected in favor of the transaction as currently structured. In particular, you should clarify why the board believed that the current taxable transaction was preferable to other strategic alternatives, for example, a possible spin-off or sale of one or the other of the businesses, and particularly those alternatives providing tax efficient results for shareholders. Elaborate as to the board’s consideration of the ability of the mortgage business to support

Michele M. Anderson
August 6, 2007
Page Two

an investment grade rating in connection with its evaluation of alternatives. Clarify whether management met with any financial advisors prior to the decision to pursue an outright sale of both the mortgage business and the fleet management services segment in order to obtain analyses about the costs and benefits of pursuing a sale of both segments versus a spin-off or sale of one or the other of the segments

The disclosure on pages 21, 22, 25 and 33 of the Revised Proxy Statement has been revised in response to the comment.

2.	We note your statement that in late October 2006 the financial advisors distributed a confidential information memorandum to potential bidders (including GE Capital and Blackstone) (page 21), and that on subsequent dates (page 23) management made presentations about your business, operations, financial condition and results of operations. With a view towards further disclosure, please tell us whether or not you provided financial projections to GE Capital and Blackstone during the course of the bidding process. We may have further comments after reviewing your response.

The Company provided certain financial projections to GE Capital and Blackstone during the course of the bidding process. The disclosure on pages 43-45 of the Revised Proxy Statement has been supplemented in response to the comment.

3.	According to your discussion (page 22) of the GE Capital and Blackstone bid submitted on or about December 5, 2006, the bid was based upon certain assumptions about your “capitalization and the anticipated tax consequences.” Revise to identify and discuss those assumptions, as well as to quantify and summarize the tax consequences that arise from the initial sale of both of your segments to GE Capital, and the subsequent sale, by GE Capital, of your mortgage business to the Blackstone affiliate. Your revised disclosure should provide greater insight as to why the parties reduced their per share bid price in January 2007.

The disclosure on page 23 of the Revised Proxy Statement has been revised in response to the comment. In addition, as noted in the revised disclosure on page 51 of the Revised Proxy Statement, the acquisition of the Company by GE Capital pursuant to the merger is treated as a sale of stock of the Company for U.S. federal income tax purposes and is therefore not a taxable transaction for the Company. The material U.S. federal income tax consequences of the merger to the Company’s stockholders have been described in the Revised Proxy Statement on pages 49-51 and the Company does not believe that disclosure regarding the tax consequences of the sale of the mortgage business to parties other than the Company’s stockholders would be material to investors. The U.S. federal income tax consequences to the Company of the subsequent sale of the mortgage business to an affiliate of Blackstone are described in the revised disclosure on page 51 of the Revised Proxy Statement. The Company expects the tax liability resulting from this second-step transaction to be determined after closing when the tax basis and related information is complete and fully

Michele M. Anderson
August 6, 2007
Page Three

analyzed by an outside accounting firm and when the amount realized by the Company in the transaction is finally determined.

4.	Briefly summarize the nature of the “two of [your] most significant contracts” that are mentioned on page 24, identify the parties to those contracts that are required to provide waivers of certain provisions or consents to a change-in-control of your company, and quantify the costs “associated with the financial terms of the third-party waivers and consents” that resulted in GECC lowering its bid on March 12, 2007 (page 28). Furthermore, disclose whether or not (and when, in relation to the date of the lowered GECC bid) the board informed GE Capital and Blackstone of the change-in-control provisions and the costs associated with the third-party waivers and consents.

The Revised Proxy Statement includes revisions to pages 24, 25, 26, 28, 30, and 31 to provide the additional information regarding the nature of the Company’s contracts with its two significant customers, Realogy Corporation and its affiliates (“Realogy”) and Merrill Lynch Credit Corporation (“Merrill Lynch”), and when the change-in-control provisions under the Company’s contracts with Realogy and Merrill Lynch were disclosed to prospective bidders. We also supplementally advise that the Company has disclosed the fact that its contracts with Realogy and Merrill Lynch contain change-in-control provisions in its periodic reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), since the Company’s spin-off from Cendant Corporation (now known as Avis Budget Group, Inc.) on February 1, 2005. (See “Item 1. Business—Arrangements with Realogy” and “— Arrangements with Merrill Lynch” and “Item 1A. Risk Factors—Risks Related to Our Business—If certain change in control transactions occur, some of our mortgage loan origination arrangements with financial institutions could be subject to termination at the election of such institutions” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 and the Company’s Annual Report on Form 10-K for the year ended December 31, 2005; and “Item 1. Business—Arrangements with Cendant” and “Exhibit 99. Risk Factors Affecting Our Business and Future Results—Risks Related to PHH’s Business—If certain change in control transactions occur, some of our mortgage loan origination arrangements with financial institutions could be subject to termination at the election of such institutions” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004.) The Company has not identified the specific Realogy affiliates required to give consent under its contracts with Realogy because the Company believes such disclosure would not be material to investors and would not lead to an improved understanding of the waivers and consents required under such contracts.

Additionally, the Revised Proxy Statement includes additional disclosure on pages 30-31 regarding the terms and conditions of the waivers and consents required under the Company’s contracts with Realogy (the “Realogy Consent”) and the Company’s contracts with Merrill Lynch (the “Merrill Lynch Waiver”). Merrill Lynch is not entitled to be paid any amounts in connection with the Merrill Lynch Waiver and the Company has stated this fact in the disclosure on page 30 of the Revised Proxy Statement. The specific dollar amounts associated with the various terms and conditions of the

Michele M. Anderson
August 6, 2007
Page Four

Realogy Consent have not been disclosed for the following two reasons: (i) the Company believes that this information would be potentially misleading to investors, and (ii) the Company believes that this information is confidential information entitled to confidential treatment under the Exchange Act.

First, the Realogy Consent provides not only for a fee payable to Realogy for its consent to the proposed merger, mortgage business sale and the related transactions, but also provides for various changes in the non-economic terms of the Company’s business arrangements with Realogy and adjustments in the fees relating to some (but not all) of such arrangements. In particular, the changes to the Company’s contracts with Realogy effected under the Realogy Consent will limit the scope of the noncompetition provisions of the Company’s contracts with Realogy to the mortgage business such that they cease to extend to affiliates of the mortgage business and clarify that the change-in-control provisions are not triggered by a pledge of some or all of the membership interests in PHH Home Loans, LLC (“PHH Home Loans”). These changes to the Company’s contracts with Realogy are relevant to the business relationship between Realogy and The Blackstone Group (“Blackstone”) following the merger and the mortgage business sale, but are not quantifiable by dollar amounts. For example, one of the terms of the Realogy Consent provides that the marketing agreement will be amended to add a brand name as a private label solution under the Sotheby’s International Realty brand. The value of the addition of this brand name to the Company and Blackstone cannot be quantified. Accordingly, the Company believes that disclosure of the specific dollar amounts associated with the various terms and conditions of the Realogy Consent could be potentially misleading, as the Company and Blackstone will derive value from certain of the terms and conditions of the Realogy Consent that cannot be quantified in dollar amounts.

Secondly, pursuant to an Application for an Order by the Commission Granting Confidential Treatment Pursuant to Rule 24b-2 submitted on March 30, 2007, (the "March 30th Confidential Treatment Application”), the Company has requested confidential treatment for (a) the specified fee to be paid to Realogy for its consent to, and waiver of certain of its rights under its contracts with the Company in connection with, the proposed merger, the sale of the mortgage business and the related transactions; and (b) amendments to (i) the management services agreement (the “Management Services Agreement”) between PHH Mortgage Corporation (“PHH Mortgage”) and PHH Home Loans with respect to certain fees to be paid to PHH Mortgage by PHH Home Loans over the term of such agreement; (ii) the marketing agreement with certain of Realogy’s affiliates with respect to the marketing fee to be paid to such affiliates by PHH Mortgage over the term of such agreement; and (iii) PHH Mortgage’s trademark license agreement with Realogy with respect to the licensing fee to be paid by PHH Mortgage to Realogy or its affiliates over the term of such agreement. While the March 30th Confidential Treatment Application is still pending, the Commission has previously granted confidential treatment with respect to the dollar amounts of the fees paid under the Management Services Agreement pursuant to an Order Granting Confidential Treatment Under the Securities Exchange Act of the 1934 (File No. 1-07797 — CF# 18314), a copy of which is attached hereto as Exhibit 1 (the "Order for Confidential Treatment”) in respect of the application submitted for the Company’s Current Report on Form 8-K filed on April 6, 2006.

Michele M. Anderson
August 6, 2007
Page Five

These are the same provisions being amended under the Realogy Consent. Accordingly, the Company believes that disclosure included in the Revised Proxy Statement provides sufficient information concerning the terms and conditions of the Realogy Consent and the Merrill Lynch Waiver and that any additional disclosure would not be material to investors or otherwise be required in view of the Order for Confidential Treatment.

Interests of Our Directors and Executive Officers in the Merger, page 40

5.	If known, disclose whether or not any of your executive officers will be receiving equity in each of the surviving companies. If so, identify each of the executive officers who will be receiving equity, disclose the total number of equity securities that each officer will receive, and quantify the percentage ownership of the total issued and outstanding equity securities of the surviving company that each officer will possess.

The disclosure on pages 4 and 49 of the Revised Proxy Statement has been revised in response to the comment.

Employment Arrangements with GE Capital and Blackstone, page 43

6.	We note your statement that “certain of [your] executive officers currently are engaged in discussions with GE Capital, Blackstone or their respective affiliates, regarding employment or other matters.” Revise to identify the “certain executive officers” who are currently negotiating with each of the buyers or the buyers’ affiliates, clarify the “other matters” that are under negotiation, and tell us, in your response to this comment letter, whether or not each of the “certain executive officers” contemplates entering into an arrangement or agreement with respect to future employment with any of the surviving companies.

The disclosure on pages 4 and 49 of the Revised Proxy Statement has been revised in response to the comment.

The Merger Agreement, page 48

7.	Disclose the total dollar value of the purchase price GE Capital will pay to acquire PHH, as well as the total dollar value of the purchase price that is allocated to acquire each of the mortgage business and the fleet management services business (expressed also as a percentage of the total purchase price), if practicable. Also disclose the total dollar value of the purchase price the Blackstone affiliate will pay for the mortgage business, to the extent known.

Michele M. Anderson
August 6, 2007
Page Six

The disclosure on pages 2 and 55 of the Revised Proxy Statement has been revised in response to the comment.

     In connection with responding to the Staff’s comments and the filing of the Revised Proxy Statement, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure by it in the filing; (ii) Staff comments or changes made in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal laws of the United States.

     Thank you very much for your attention to this matter. We hope that our responses to your comments address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (410) 580-4120 should you have any questions concerning this letter or require further information.

Very truly yours,

DLA Piper US LLP

/s/ Wm. David Chalk
Wm. David Chalk Partner

Enclosure

cc:  William F. Brown, Esq. (w/encls)
       Derek B. Swanson, Esq. (w/encls)

Exhibit 1	Order for Confidential Treatment

Exhibit 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

PHH Corporation
File No. 1-07797 – CF#18314

          PHH Corporation submitted an application under rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on April 7, 2006.

          Based on representations by PHH Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 522(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.3            until January 31, 2015

For the Commission:

/s/ Nancy M. Morris Nancy M. Morris Secretary

PUBLIC SERVICE LIST

Clair M. Raubenstine
Executive Vice President and Chief Financial Officer
PHH Corporation
3000 Leadenhall Road
Mt. Laurel, New Jersey 08054

Wm. David Chalk, Esq.
DLA Piper Rudnick Gray Carey US LLP
6225 Smith Ave
Baltimore, MD 21209